4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE TO HOST ANALYST DAY

WINNIPEG, Manitoba - (June 3, 2005) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, will be hosting an analyst day in Toronto on Tuesday, June 7, 2005. The analyst day will feature presentations from the Principal Investigators involved in Medicure’s two Phase II trials, as well as a corporate clinical update by Medicure’s President and CEO, Albert D. Friesen PhD.

Dr. Jean-Claude Tardif, MD, FRCPC, FACC, Director at the Montreal Heart Institute Research Centre, CIHR Research Chair in Atherosclerosis, and Principal Investigator for the MEND-CABG trial, will present “A Clinical Review of the MEND-CABG Trial”. The Phase II/III MEND-CABG trial is evaluating the cardioprotective and neuroprotective effects of MC-1 in high risk patients undergoing Coronary Artery Bypass Graft (CABG) surgery. The ongoing Phase II portion of the study will enroll up to 900 patients.

Dr. Yves Lacourcière, MD, FRCP, FACP, Director of the Hypertension Research Unit, Centre Hospitalier de l'Universite Laval Sainte-Foy, Professor of Medicine at Laval University, and the Principal Investigator for the MATCHED trial, will present “A Clinical Review of the MATCHED Trial”. The Phase II MATCHED study is evaluating the effects of MC-4232, a combination of MC-1 and an ACE Inhibitor, in the treatment of diabetic patients with hypertension. This study will assess the effects of MC-4232 on a variety of important parameters in diabetic hypertensive patients, including metabolic function and blood pressure. Metabolic function measurements will include, among others, fasting serum glucose, glycated hemoglobin (HbA1c) and triglycerides. Both presenters will address the study rationale, as well as review their respective trial protocols, design, and endpoints.

The analyst day will be held in the Osgoode room at the Hilton Toronto, 145 Richmond Street West with the presentation commencing at 12:00 pm EST. A live audio web cast of the event can be accessed through Medicure’s website at www.medicure.com.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
  Two positive Phase II trials completed
  Unique products addressing major markets not adequately served by existing drugs
  Second combination product, MC-4262 entering development stage
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure currently has sufficient financial resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel.  888-435-2220
Fax  204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com